SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)
(AMENDMENT NO. 1)

                 HOMESTEAD BANCORP, INC.
(Name of Issuer)

          Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

                                 437698 10 3
(CUSIP Number)

                           December 31, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

9     Rule 13d-1(b)
:     Rule 13d-1(c)
9     Rule 13d-1(d)

Page 1 of 5 pages

CUSIP NO. 437698 10 3                                                                                        Page 2 of 5 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lawrence C. Caldwell, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) 9 (b) 9
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
5.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 61,002
6.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER 5,636
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 51,330
8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER 5,636
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,638
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES :
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 437698 10 3                                                                                        Page 3 of 5 pages

Item 1(a)     Name of Issuer:

                    Homestead Bancorp, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:

                    195 North Sixth Street
                    Ponchatoula, Louisiana 70454

Item 2(a)     Name of Person Filing:

                    Lawrence C. Caldwell, Jr. Mr. Caldwell is the President and Chief Executive Officer of the Issuer.

Item 2(b)     Address of Principal Business Office or, if None, Residence:

                    Homestead Bancorp, Inc.
                    195 North Sixth Street
                    Ponchatoula, Louisiana 70454

Item 2(c)     Citizenship:

                    United States

Item 2(d)     Title of Class of Securities:

                    Common Stock, par value $.01 per share

Item 2(e)     CUSIP Number:

                    437698 10 3

Item 3.         If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the
                     Person Filing is a:

                    If this statement is filed pursuant to Rule 13d-1(c), check this box. :

Item 4.        Ownership.

                    (a) Amount beneficially owned:

                    66,638

                    (b) Percent of class: 6.7%

CUSIP NO. 437698 10 3                                                                                        Page 4 of 5 pages

                    (c)     Number of shares as to which such person has:

                    (i)      Sole power to vote or to direct the vote 61,002
                    (ii)     Shared power to vote or to direct the vote 5,636
                    (iii)    Sole power to dispose or to direct the disposition of 51,330
                    (iv)    Shared power to dispose or to direct the disposition of 5,636

Excludes the unallocated shares held by the ESOP, of which Mr. Caldwell is one of three trustees. Also excludes the unvested options Mr. Caldwell was awarded which are not exercisable within the next 60 days. The 61,002 shares as to which Mr. Caldwell has sole voting power include 12,677 shares that may be received upon exercise of stock options which are either currently exercisable or exercisable within the next 60 days, 9,672 restricted shares that have not yet vested under the Issuer=s Recognition and Retention Plans, and 1,715 shares allocated to Mr. Caldwell=s account under the Issuer=s Employee Stock Ownership Plan. Mr. Caldwell does not have dispositive power over the 9,672 unvested restricted shares. The 5,636 shares as to which Mr. Caldwell has shared voting and dispositive power consist of 3,522 shares owned jointly with his spouse and 2,114 shares owned by his spouse.

Item 5.        Ownership of Five Percent or Less of a Class.

                    Not applicable since Mr. Caldwell owns more than 5% of the class.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                    Not applicable.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being
                    Reported on by the Parent Holding Company or Control Person.

                    Not applicable.

Item 8.        Identification and Classification of Members of the Group.

                    Not applicable since Mr. Caldwell is not a member of a group.

Item 9.        Notice of Dissolution of Group.

                    Not applicable since Mr. Caldwell is not a member of a group.

CUSIP NO. 437698 10 3                                                                                         Page 5 of 5 pages

Item 10.      Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2001	By:	/s/ Lawrence C. Caldwell, Jr
Lawrence C. Caldwell, Jr.